Exhibit No. 12(b)

CAROLINA POWER & LIGHT COMPANY
d/b/a PROGRESS ENERGY CAROLINAS, INC.
Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Dividends Combined
For the Years Ended December 31

(dollars in millions)	2010	2009	2008	2007	2006
EARNINGS, AS DEFINED:
Net Income	$602	$514	$534	$501	$457
Fixed charges, as below	223	219	227	223	225
Income attributable to noncontrolling interests, net of tax	1	2	-	-	-
Income taxes, as below	345	272	293	290	260
Total earnings, as defined	$1,171	$1,007	$1,054	$1,014	$942

FIXED CHARGES, AS DEFINED:
Interest on long-term debt	$193	$197	$210	$214	$218
Other interest	12	10	9	1	(1)
Imputed interest factor in rentals - charged principally to operating expenses	18	12	8	8	8
Total fixed charges, as defined	223	219	227	223	225
Preferred dividends, as defined	5	5	5	5	5
Total fixed charges and preferred dividends combined	$228	$224	$232	$228	$230

INCOME TAXES:
Income tax expense	$350	$277	$298	$295	$265
Included in AFUDC - deferred taxes in book depreciation	(5)	(5)	(5)	(5)	(5)
Total income taxes	$345	$272	$293	$290	$260

Ratio of Earnings to Fixed Charges	5.25	4.60	4.64	4.55	4.19

Ratio of Earnings to Fixed Charges and Preferred Dividends Combined	5.14	4.50	4.54	4.45	4.10